CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Aurizon Mines Ltd. (the “Company”) is filing with the Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2011 (the “Report”).

I, George Paspalas President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ George Paspalas
George Paspalas President and Chief Executive Officer March 30, 2012

A signed original of this written statement required by Section 906 has been provided to Aurizon Mines Ltd. and will be retained by Aurizon Mines Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.